UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,000 ordinary shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,000 ordinary shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,000 ordinary shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)		3,750,000 Ordinary Shares will be sold to Biomedical Treasure Limited pursuant to a share purchase agreement dated October 26, 2020; 910,167 Ordinary Shares will be sold to 2019B Cayman Limited pursuant to a share purchase agreement dated October 26, 2020 and at least 660,833 Ordinary Shares will be sold to Biomedical Future Limited pursuant to a share purchase agreement dated October 26, 2020. Please refer to Item 4 for a brief description of such share purchase agreements.
(2)		Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)		Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,950,147 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,950,147 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,147 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)		Percentage calculated based on 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Issuer.

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Introduction

This Amendment No. 10 to Schedule 13D (this “Amendment No.10”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019, the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020, the Amendment No. 5 filed under Schedule 13D/A on March 20, 2020, the Amendment No. 6 filed under Schedule 13D/A on May 5, 2020, the Amendment No. 7 filed under Schedule 13D/A on May 11, 2020, the Amendment No. 8 filed under Schedule 13D/A on September 17, 2020 and the Amendment No. 9 filed under Schedule 13D/A on October 28, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.10 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.10 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On November 19, 2020, the Issuer publicly announced that it had entered into the Merger Agreement dated as of November 19, 2020, among the Issuer, Parent, and Merger Sub. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash (without interest and net of any applicable withholding taxes), except for (a) Ordinary Shares owned by the Issuer or any of its subsidiaries, which will be cancelled without payment of any consideration therefor, (b) Ordinary Shares owned by Parent or any of its subsidiaries (including the Rollover Securities contributed by certain members of the Buyer Consortium pursuant to that certain voting and support agreement dated as of November 19, 2020 by and among such members of the Buyer Consortium), which at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time, will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. As a result, if the consummation of the Merger takes place before the closing of the respective PWM Sell-Down SPAs, the corresponding Sale Shares held by PWM immediately before closing of the Merger will be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash (without interest and net of any applicable withholding taxes).

Following the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Parent. In addition, if the Merger is consummated, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the members of the Buyer Consortium as of such consummation.

Concurrently with the execution of the Merger Agreement, 2019B Cayman, TB MGMT Holding Company Limited (“TB MGMT”), TB Executives Unity Holding Limited (“TB Executives”), TB Innovation Holding Limited (“TB Innovation”), PWM and each other existing member of the Buyer Consortium entered into an amended and restated consortium agreement (the “A&R Consortium Agreement”) with Parent and Merger Sub, pursuant to which, among other things, (a) the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Consortium with respect to the transactions contemplated by the Merger Agreement, including the Merger (collectively, the “Merger Transactions”), (b) each of TB MGMT, TB Executives and TB Innovation agreed to join the Buyer Consortium, (c) the parties thereto agreed that effective from the date of the A&R Consortium Agreement, all rights and obligations of CITIC Capital under the Consortium Agreement are assigned, novated and transferred to 2019B Cayman, and (d) in anticipation of consummation of the transactions contemplated by the BTL SPA, the 2019B Cayman SPA and the BFL SPA, the parties thereto agreed to terminate certain provisions of the Consortium Agreement with respect to PWM in accordance with the terms of the A&R Consortium Agreement and PWM agreed to comply with its obligations under certain provisions of the A&R Consortium Agreement and the PWM Voting Undertaking (as defined below).

Concurrently with the execution of the Merger Agreement and the A&R Consortium Agreement, PWM executed and delivered a voting undertaking to Parent (the “PWM Voting Undertaking”), pursuant to and subject to the terms and conditions of which, PWM agreed, among other things, to vote the equity securities of the Issuer beneficially owned by it in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

In connection with the entry into the Merger Agreement, the A&R Consortium Agreement, the PWM Voting Undertaking and certain other documents in connection with the Merger Transactions (collectively, the “Merger Documents”), the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) the Investor Rights Agreement, and (ii) (A) those certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that none of the parties to the waiver and their respective affiliates will be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations (including entering into the agreements and consummating the transactions contemplated or referenced to) under, the Merger Documents.

References to the Merger Agreement, the A&R Consortium Agreement and the PWM Voting Undertaking are qualified in their entirety by reference to the Merger Agreement, the A&R Consortium Agreement and the PWM Voting Undertaking, copies of which are attached hereto as Exhibits 31, 32 and 33 incorporated herein by reference in their entirety.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the Merger Agreement, the A&R Consortium Agreement and PWM Voting Undertaking in this Amendment No.10 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 31	Merger Agreement (incorporated herein by reference to the Merger Agreement filed as Exhibit 1 to the Amendment No. 15 to the Schedule 13D filed by Beachhead, Double Double, Point Forward and the other reporting persons named therein on November 20, 2020 (the “Centurium 13D Amendment No. 15”)).
Exhibit 32	A&R Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium (incorporated herein by reference to the A&R Consortium Agreement filed as Exhibit 3 to the Centurium 13D Amendment No. 15).
Exhibit 33*	PWM Voting Undertaking, dated November 19, 2020, by PWM to Parent.

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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